May 22, 2009

Mr. Brent Fields

Assistant Director

Division of Investment Management

Securities and Exchange Commission

100 Fifth Street

Washington, DC 20549

RE:	ING Series Fund, Inc.
(File Nos.33-41694, 811-06352)
Request for Approval Pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933

Dear Mr. Fields:

We are submitting this request letter (“Request”) in accordance with the provisions of Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended, (the “Securities Act”) on behalf of ING Series Fund, Inc. (“Registrant”) and two of the Registrant’s series — ING Growth and Income Fund and ING Small Company Fund (“Funds”).

As you are aware, Rule 485(b)(1)(vii) provides that a post-effective amendment to a registration statement filed by a registered open-end management company shall be effective immediately upon filing if it is filed for a purpose which is approved by the Securities and Exchange Commission (the “Commission”).  On behalf of the Registrant, we are seeking the Commission’s approval pursuant to Rule 485(b)(1)(vii) to file an amendment under Rule 485(b) to register Class W shares for the  Funds. This filing: (1) is solely for the purpose of registering Class W shares as a new class of the aforementioned Funds, (2) does not contain material changes that would otherwise preclude reliance on Rule 485(b) and (3) does not contain disclosure with respect to the terms of the new class of shares that differs from the disclosure previously reviewed by the Commission in connection with the amendment or as part of any prior filing for the Registrant.  We note that disclosures with respect to Class W shares were recently reviewed by the staff of the Commission in connection with post-effective amendment No. 133 to the Registration Statement on Form N-1A filed by ING Mutual Funds on December 16, 2008

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com

pursuant to Rule 485(a) under the Securities Act (the “Amendment”), which Amendment became effective on February 27, 2009.

Sincerely,

ING INVESTMENTS, LLC

By:	/s/ Michael J. Roland
Michael J. Roland
Executive Vice President, Chief
Financial Officer and Treasurer

cc:	Michael Shaffer
Securities and Exchange Commission
Brion Thompson, Esq.
Securities and Exchange Commission
Philip H. Newman, Esq.
Goodwin Procter LLP